

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

July 26, 2011

<u>Via E-Mail</u>

Pavlos Kanellopoulos
Chief Financial Officer
Excel Maritime Carriers, Ltd.
Par La Ville Place
14 Par La Ville Road
Hamilton HM JX
Bermuda

> **Re: Excel Maritime Carriers Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 001-10137**

Dear Mr. Kanellopoulos:

    We refer you to our comment letter dated June 28, 2011, regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Cecilia Blye

                            Cecilia Blye, Chief
                            Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance

        Gary Wolfe, Esq.